Exhibit (a)(19)


CONTACTS:

      Conrail Inc.                                Abernathy MacGregor Group
      Craig R. MacQueen                           Joele Frank/Dan Katcher
      (215) 209-4594                              (212) 371-5999


FOR IMMEDIATE RELEASE:


            CONRAIL RESPONDS TO SHAREHOLDER VOTE

            CONRAIL FULLY COMMITTED TO CSX MERGER

          Philadelphia, PA (January 17, 1997) -- Conrail
Inc. [NYSE: CRR] announced today that it appears that its shareholders voted against the proposal to opt out a Pennsylvania statute at today's Special Meeting of Shareholders.

          David M. LeVan, chairman, president, and chief executive officer, said "Today's anticipated results are not unexpected given Norfolk Southern's latest tactic -- its promise to purchase 9.9% of Conrail shares if shareholders vote against the Proposal here today. Norfolk knew that our shareholders would support the CSX transaction, and made this enticing offer solely to undermine this vote. Today's vote has no implications as to how our shareholders will ultimately decide on the CSX merger.

          "Norfolk must have believed that having the Proposal not be approved today would somehow shake the resolve of the Conrail Board. Norfolk is mistaken. The
Conrail Board is fully committed to the CSX-Conrail merger and will not agree to a transaction with Norfolk Southern.
Our Board and management look forward to completing our merger with CSX and providing our shareholders an exceptional value for all of their shares as quickly as possible."

          Mr. LeVan added, "It is unfortunate that Norfolk
Southern has tried to mislead our shareholders through a series of inaccurate statements. Norfolk's repeated assertion that the Surface Transportation Board can cause a Conrail-Norfolk combination to occur without the Conrail
Board's approval is flat out wrong. No transaction with Conrail can occur without the Conrail Board's prior approval. Further, there is no basis for Norfolk's statements that the two-year exclusivity period between


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Conrail and CSX can somehow be shortened to earlier than 1999."

          Mr. LeVan concluded, "The Conrail Board is resolute -- Norfolk's actions will have no effect on our commitment to our merger with CSX. There can be no transaction with Norfolk until 1999 at the earliest. The
Conrail Board has determined that a sale to Norfolk is not in the best interests of Conrail."

          Prior to the closing of the polls at the Special Meeting of Shareholders, all proxy cards and ballots were turned over to the independent inspector of election, Corporate Election Services, who, over the next few days, will tabulate the vote. It is expected that the preliminary tabulation will be provided to both sides this weekend and that the final results will be certified a short time later. Conrail will publicly announce the final results once they are made available to them. Following the presentation of the preliminary vote to Conrail and Norfolk Southern, both sides will have the opportunity to examine and challenge the proxy tabulation.

          Conrail, with corporate headquarters in
Philadelphia, PA, operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec. Conrail's home page can be reached at http://www.CONRAIL.com.